

Mail Stop 6010

September 19, 2007

VIA U.S. MAIL and FACSIMILE

Robert Avery
Chief Financial Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131

> **RE:** **Atmel Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed June 8, 2007**
> **File No. 000-19032**

Dear Mr. Avery:

We have reviewed your response dated August 22, 2007 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Note 17. Restructuring and Other Charges and Loss on Sale, page 136

1.   We reference your response to prior comment six in our letter dated August 8, 2007. We still do not understand why the accrual for the grant contract termination costs is included in the schedule of restructuring liability since this is not recorded pursuant to SFAS 146. In future filings please remove the grant contract termination accrual from the schedule of restructuring liabilities and separately discuss the nature and amounts of the grant contract termination or provide us with a more substantial basis for this accounting presentation.

2.   As a related matter, it is not clear why the contract termination costs are more accurately reflected within "restructuring and other charges and loss on sale" in the consolidated statement of operations rather than within the line item that the subsidy benefits were initially recorded. The ease of reconciling the accrual to the statement of operations does not appear to be a substantial reason. Please tell us the basis in GAAP for your accounting treatment.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                Brian Cascio
                                                Accounting Branch Chief